787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 3, 2020

VIA EDGAR

John Grzeskiewicz

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Proxy Materials on Schedule 14A for the

Registrants listed on Appendix A hereto (collectively, the “Registrants”)

Dear Mr. Grzeskiewicz and Ms. O’Neal:

On behalf of each Registrant, this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone regarding the preliminary proxy materials filed by the Registrant with the Commission on October 23, 2020 (collectively, the “Preliminary Proxy Materials”). On October 30, 2020, the Staff provided comments regarding the Preliminary Proxy Materials filed by BlackRock Municipal Income Investment Quality Trust, BlackRock Municipal Bond Trust, BlackRock MuniHoldings Fund II, Inc., BlackRock MuniHoldings Quality Fund, Inc. and BlackRock MuniHoldings Fund, Inc. (collectively, the “MHD Reorganizations Preliminary Proxy Materials”). On November 2, 2020, the Staff provided comments regarding (i) the Preliminary Proxy Materials filed by BlackRock New York Municipal Income Quality Trust, BlackRock New York Municipal Income Trust II and BlackRock New York Municipal Income Trust (collectively, the “BNY Reorganizations Preliminary Proxy Materials”) and (ii) the Preliminary Proxy Materials filed by The BlackRock Strategic Municipal Trust, BlackRock MuniYield Investment Quality Fund, BlackRock Municipal Income Investment Trust and BlackRock Municipal Income Trust II (collectively, the “BLE Reorganizations Preliminary Proxy Materials”). On November 2, 2020, the Staff indicated to the undersigned by telephone that the Staff did not have comments to the Preliminary Proxy Materials filed by BlackRock Maryland Municipal Bond Trust, BlackRock Massachusetts Tax-

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

November 3, 2020

Exempt Trust, BlackRock MuniYield Arizona Fund, Inc., BlackRock MuniYield Investment Fund, BlackRock MuniEnhanced Fund, Inc. and BlackRock MuniYield Quality Fund, Inc.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrants. Each Registrant’s responses to the applicable comments of the Staff are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrants. Unless otherwise indicated, defined terms used herein have the meanings set forth in the applicable Preliminary Proxy Materials.

MHD Reorganizations Preliminary Proxy Materials

Comment No. 1:	Please file the proxy cards with the definitive proxy materials.

Response:	The Registrants confirm that all proxy cards will be filed with the definitive proxy materials. The Registrants note that the proxy cards were provided to the Staff in draft form via email on October 21, 2020.

BNY Reorganizations Preliminary Proxy Materials and BLE Reorganizations Preliminary Proxy Materials
Comment No. 2:	The BNY Reorganizations Preliminary Proxy Materials include disclosure stating that “[t]he Acquiring Fund VMTP Refinancing costs will be amortized over the life of the VRDP Shares by the Combined Fund,” and the BLE Reorganizations Preliminary Proxy Materials include disclosure stating that “[f]or BBF, the costs of its Reorganization include estimated VRDP Refinancing costs of $65,000, which are expected to be amortized over one year by the Combined Fund.” In light of these statements regarding the amortization of the costs of the respective preferred share refinancings, please consider whether the following sentence in each applicable set of Preliminary Proxy Materials should be clarified: “VMTP Holders and VRDP Holders, as applicable, are not expected to bear any costs of the Reorganizations.”

Response:	The applicable Registrants submit that the costs of the respective preferred share refinancings are amortized and borne by the common shareholders of the applicable Combined Fund, not by the preferred shareholders of the Combined Fund, as disclosed in the applicable Preliminary Proxy Materials. Accordingly, the applicable Registrants respectfully decline to make any changes.

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November 3, 2020

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registrants.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

November 3, 2020

Appendix A

BlackRock Municipal Income Investment Quality Trust (File No. 811-21180)

BlackRock Municipal Bond Trust (File No. 811-21036)

BlackRock MuniHoldings Fund II, Inc. (File No. 811-08215)

BlackRock MuniHoldings Quality Fund, Inc. (File No. 811-08707)

BlackRock MuniHoldings Fund, Inc. (File No. 811-08081)

BlackRock New York Municipal Income Trust II (File No. 811-21124)

BlackRock New York Municipal Income Quality Trust (File No. 811-21179)

BlackRock New York Municipal Income Trust (File No. 811-10337)

The BlackRock Strategic Municipal Trust (File No. 811-09401)

BlackRock MuniYield Investment Quality Fund (File No. 811-07156)

BlackRock Municipal Income Investment Trust (File No. 811-10333)

BlackRock Municipal Income Trust II (File No. 811-21126)

BlackRock Maryland Municipal Bond Trust (File No. 811-21051)

BlackRock Massachusetts Tax-Exempt Trust (File No. 811-07660)

BlackRock MuniYield Arizona Fund, Inc. (File No. 811-07083)

BlackRock MuniYield Investment Fund (File No. 811-06502)

BlackRock MuniEnhanced Fund, Inc. (File No. 811-05739)

BlackRock MuniYield Quality Fund, Inc. (File No. 811-06660)